UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For the Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on 10-Q ☐ Transition Report on N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________________________________

PART I - REGISTRANT INFORMATION

HSBC - NORTH AMERICA (U.S.) TAX

REDUCTION INVESTMENT PLAN

Full Name of Registrant

26525 North Riverwoods Blvd.

Address of Principal Executive Office

Mettawa, Illinois 60045

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 13, 2009, holders of ordinary shares of HSBC Holdings plc (including holders of American Depository Shares), including the Registrant, received the right (“Right”) to purchase five additional shares for every twelve shares then owned at a price that was discounted to the current market price at that time. The Registrant experienced delays in determining the impact of the Rights offering on the descriptive information included in the Form 11-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael J. Forde	(224)	544-2945
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

YES	☒	NO ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES ☐	NO	☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HSBC - NORTH AMERICA (U.S.) TAX REDUCTION INVESTMENT PLAN (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2009	By: /s/ Richard L. Besse Name: Richard L. Besse Title: Vice President – Corporate Finance and Portfolio Management of HSBC Finance Corporation as Member of the Administrative Committee

SEC 1344 (04-09)

OMB Number: 3235-0058